FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of November 2005
                                4 November 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Press release of British Sky Broadcasting Group plc announcing AGM Statement released on 4 November, 2005



British Sky Broadcasting Group plc
AGM Statement
4 November 2005


                       BRITISH SKY BROADCASTING GROUP PLC
                                (the "Company")

                             Annual General Meeting

At the Annual General Meeting of the Company held today at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 11.30 a.m. The Chairman's statement statement follows below:

"Good morning Ladies and Gentlemen and welcome to the 17th Annual General Meeting of British Sky Broadcasting. It is a pleasure to see so many shareholders here today.

Let me introduce your Board of Directors: working from the centre on my immediate right I have James Murdoch, Jeremy Darroch, Allan Leighton, Gail Rebuck, Jacques Nasser, Lord Wilson of Dinton, Lord St John of Fawsley and Andrew Higginson. On my left I have Dave Gormley, the Company Secretary, Jacob Rothschild, Arthur Siskind, David DeVoe, David Evans and Chase Carey. Nick Ferguson unfortunately had a prior engagement for today and sends his apologies.

We have a lot of business to get through this morning, but before we consider the agenda I would like to say a few words.

Sky continued to deliver on its targets, both financially and operationally in the 2005 financial year.

  - Financially, the Group is in a very healthy position. Turnover for the year to June 2005 grew by 11% to exceed GBP4 billion for the first time and operating profit increased by 34% to GBP805 million, the highest level of profit by far in Sky's history.


  - Operationally, the Group continued to achieve its goals, notwithstanding a more challenging competitive environment and economic pressures affecting consumers. With a subscriber base of 7.8 million, Sky is well positioned to continue to grow.

The Group has achieved these results while also positioning ourselves for new opportunities in a dynamic and competitive marketplace. Today more than ever, Customers want a high quality experience and Sky is continuously finding new ways to give them even more choice, flexibility and control as they get it.

This morning, the Group announced that there are more than one million Sky+ customers. Sky+ has transformed the way these families experience television in irreversible ways. As a result, they rate the service highly and act as advocates for it. As we pass this milestone, we are particularly grateful to tens of thousands of Sky+ families who have been with us since the early months after the service launched in August 2001.

We are encouraged by two factors that underscore the opportunity in the marketplace. First, consumer demand for pay-TV entertainment is growing. Second, Sky is positioning itself to offer a wider range of entertainment and communications services.

At only 44% penetration, the pay-TV sector in the UK and Ireland will provide continued and ample growth for Sky. We believe that over time, this can grow to around 80%, meaning another 10 million households will take pay television services.

In addition to being a successful player in a growing market, we also see opportunities to offer a wider range of communications services as part of increasingly "whole-home" solutions for customers. We bring a powerful brand, great programming and industry-leading customer service to our current and future customer base.

Real change is upon us, not only in the genuine ways that entertainment and communications services are coming together, but also in how the internet has brought about changes in consumers' lives. In its short history, Sky has demonstrated its ability to adapt to these changing needs on numerous occasions. The proposed acquisition of Easynet Group plc is an important step in ensuring that we continue to deliver the services that our customers want in the future. It will give us the tools to reinvent our business yet again and to stay at the forefront of innovation in a competitive marketplace.

We are confident that continued execution of our growth strategy will deliver on our ambitious targets for 2010:

  -  to reach 10 million DTH subscribers
  -  to have 25% penetration of Sky+;
  -  to have 30% penetration of multiroom subscriptions; and
  -  expected operating profit margins in the high 20's percent range.

The benefits of the Group's success are flowing directly to shareholders. Since the AGM last year BSkyB has returned GBP678 million to shareholders via its ordinary dividend and share buy back.

The ordinary dividend for the full-year represents an increase of 50% on the comparable period and buying back shares has also benefited earnings per share - the Group estimates by around 4% for the first quarter's results announced today.

Two resolutions, numbers 14 and 15, are being proposed today to enable Sky to buy-back up to another 5% of its shares. Because of the potential implications for News Corp.'s shareholding in Sky, I and the other News Corp. affiliated directors have not participated in the recommendation of resolution 15. When resolutions 14 and 15 are to be considered by the meeting, I will hand over the chair to Jacob Rothschild, to put these before you.

Over the past two years, the non-executive Directors of the Group have continued to work tirelessly through the Board and its committees consulting with shareholders on many important issues and reflecting their views on the way the Company is run. We have a distinguished Board of directors and I would like to thank all of the non-executive directors for the time they have invested and for their continued support. They have played vital roles in the strategic direction and improved governance of the Company.

Finally, I would like to thank all our staff for their continued support. It is through their hard work and enthusiasm in pursuit of our long-term growth strategy that we believe substantial value to shareholders will be delivered."


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 4 November, 2005                   By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary